

January 15, 2015

<u>Via E-mail</u>
Mitchell Butier
Senior Vice President and Chief Financial Officer
Avery Dennison Corporation
207 Goode Avenue
Glendale, California 91203

      Re: **Avery Dennison Corporation**
              Form 10-K for Fiscal Year Ended
              December 28, 2013
              Filed February 26, 2014
              Supplemental response dated December 18, 2014
              File No. 001-07685

Dear Mr. Butier:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

<u>Form 10-K for Fiscal Year Ended December 28, 2013</u>

<u>Notes to Consolidated Financial Statements</u>

<u>Note 13 – Segment Information, page 58</u>

1.   Your response to comment 1 in our letter dated December 4, 2014 appears to primarily address the similarities in the manufacturing process for the product lines in your pressure sensitive materials segment. Please tell us whether you evaluated the similarities or dissimilarities of any other aspects or characteristics of these product lines in applying FASB ASC 280-10-50-40. If not, explain to us why not. Otherwise, describe for us the results of your evaluations.

2.   Please provide us with a description of the similarities and differences in the economic characteristics of the product lines within your pressure sensitive materials segment. As part of your response, please provide us with information regarding the revenues and margins by product line for each of the last three fiscal years.

        You may contact me at 202-551-3311 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Ethan Horowitz

                                        Ethan Horowitz
                                        Branch Chief